Exhibit 99.13

The following statements amend the Annual Report on Form 18-K for the fiscal year ended March 31, 2015:

The section "Economy" on page 14 of the Exhibit 99.1 is hereby amended by adding the following subsection after the subsection "Plan Nord":

"Investment in Bombardier

The Ministère de l'Économie, de l'Innovation et des Exportations du Québec, through Investissement Québec, has entered into a Memorandum of Understanding with Bombardier Inc. regarding a US$1.0 billion investment by the Government for a 49.5% stake in a newly created limited partnership that will carry on the operations related to the C Series aircraft program of Bombardier Inc. This program involves the development of a new commercial aircraft targeting the 100- to 150-seat market segment. In return, Bombardier Inc. will, in exchange for a 50.5% stake in this partnership, transfer all of the assets, liabilities and obligations of the C Series aircraft program.

This investment remains conditional upon the completion of definitive agreements and other customary conditions precedent. The Government will disburse two equal instalments of US$500 million on April 1, 2016 and June 30, 2016, respectively and will also receive a total of 200 million warrants (100 million on each disbursement date), each warrant entitling the Government to purchase 1 Class B share of Bombardier at a price per share equal to $2.21, for a period of 5 years from the date of issue."